EMPLOYMENT AGREEMENT

                    MEMORANDUM OF AGREEMENT made this 1st day of May, 2004 and amended June 7, 2005 and March 22, 2006.

B E T W E E N:

MARK O’DEA., of 1014 East 29th Street, North Vancouver, British Columbia

(hereinafter called the "Employee")

- and -

FRONTEER DEVELOPMENT GROUP INC.,
a corporation incorporated under the laws of the
Province of Ontario,

(hereinafter called the "Employer")

                    THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration it is hereby agreed as follows:

1.                The Employee shall be employed by the Employer in the employment function described in Schedule "B" hereto, or in such other capacity or capacities as may from time to time be mutually agreed by the Employee and Employer.

2.                The Employee’s primary place of employment will be in Vancouver, British Columbia, Canada and the Employee agrees to reside within a reasonable daily commuting distance to the place of employment. The Employee acknowledges that due to the nature of the Employer’s operations and business, the Employee will be required to travel in the course of performing his duties from time to time.

3.                The employment of the Employee hereunder shall continue from the date set out in paragraph 1 of Schedule "A" hereto and thereafter from year to year unless and until terminated in a manner provided herein.

4.                This Agreement may be terminated by the Employer:

(a)	upon two (2) month's written notice to the Employee; or

(b)

at any time for “Just Cause” without notice or payment in lieu thereof or payment of any compensation whatsoever by way of anticipated earnings, bonus payments, benefit contributions or damages of any kind. “Just Cause” shall include, but not be limited to, the following:

(i)	breach of the Employee's duties to the Employer;

(ii)	gross misconduct or negligence;

(iii)	conviction of a criminal offence under the Criminal Code of Canada and/or other applicable legislation; or

(iv)	solicitation of the Employer’s clients or affiliates for personal gain or profit.

 5.                The remuneration of the Employee for his services hereunder shall be as set out in paragraph 2 of Schedule "A" hereto. In addition, the Employee may be paid such other remuneration (if any) and shall be entitled to fringe benefits as may from time to time be determined by the Employer.

6.                The Employee agrees to give the Employer two (2) months written notice of his decision to terminate this Agreement.

7.                The Employee shall from time to time be entitled to such vacations as are set out in paragraph 4 of the Schedule "A" hereto.

8.                The Employee shall be reimbursed by the Employer for all reasonable expenses properly incurred by the Employee in connection with his duties, in accordance with the Employer’s policies as may be instituted from time to time. For all such expenses the Employee shall furnish to the Employer statements and vouchers as and when required by it.

9.                The Employee acknowledges that the Employer (for the purposes of this paragraph 8, Employer shall be deemed to include the Employer and each of its affiliates, as such term is defined in the Canada Business Corporations Act) carries on the business of exploring for and, if economically feasible bring into production, mineral resources (the "Business"). The Employee, in the course of his employment hereunder, will have access to and be entrusted with detailed confidential information concerning the manner in which the Employer conducts the Business including information concerning areas of exploration or planned exploration, marketing plans, discussion with potential or current joint venture partners, business strategies, programs, budgets and revenues. The Employee acknowledges that the disclosure of any such detailed confidential information to competitors of the Employer or to the general public, or the use by the Employee of such detailed confidential information for the purposes other than purposes of the Employer, would be highly detrimental to the best interests of the Employer. The Employee understands and agrees with the Employer that the right to maintain confidential such detailed confidential information constitutes a proprietary right which the Employer is entitled to protect. Accordingly, the Employee covenants and agrees with the Employer that:

(a)

he will not, either during the term of this agreement or at any time thereafter, disclose any of such detailed confidential information to any person nor shall he use the same for any purpose other than the purposes of the Employer, nor will he disclose or use for any purpose other than those of the Employer the private affairs of the Employer, or any other information which he may acquire during the course of this agreement with relation to the business and affairs of the Employer; and

(b)

he will not, either during the term of this agreement or at any time within a period of two (2) years following the termination of this agreement, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Employer is exploring, has acquired, leased or optioned or is in the process of acquiring, leasing or optioning, a t the termination of this agreement.

                    If any covenant or provision in this paragraph 8 is determined to be unenforceable or declared invalid in whole or in part for any reason whatsoever, it shall not affect the enforceability or validity of any other covenant or provision hereof or any part hereof, and any such unenforceable or invalid covenant or provision hereof or any part thereof is hereby conceded to be severable and subparagraphs (a) and (b) of this paragraph 8 are hereby declared to be separate and distinct covenants.

                    The Employee agrees that all restrictions contained in this paragraph 8 are reasonable and valid and all defences to the strict enforcement of all or any part thereof by the Employer are hereby waived by the Employee.

                    The Employee acknowledges that the restrictions contained in this paragraph 8 are necessary and fundamental for the protection of the Employer and that a breach by the Employee of any covenant or provision of this paragraph 8 would result in damages to the Employer which could not be adequately compensated for by monetary award to the Employer. Accordingly, it is expressly agreed by the Employee, that in addition to all other remedies available to it, the Employer shall be entitled to the immediate remedy of a restraining order, injunction, or such other form of injunctive relief as may be decreed or issued by any court of competent jurisdiction to restrain or enjoin the Employee from breaching any such covenant or provision.

10.                The Employee agrees that any inventions, proprietary processes or information and other intellectual property which he invents, develops or creates, alone or with others, in the course of the performance of his duties, are the exclusive property of the Employer. By accepting the Employer’s offer of employment, the Employee thereby assigns, waives and quitclaims any rights he may have as the developer or creator of any such intellectual property and agrees to execute such assignments to the Employer, acknowledgements in favour of the Employer, or other documents in recognition of the Employer’s rights under this provision as the Employer may reasonably request from time to time during the term of this Agreement or at any time thereafter.

11.                Upon the termination of the Employee's employment, he shall promptly deliver to the Employer any and all Employer property which is in his control including, without limitation, all computers, cellular telephones, business machines, manuals, notes, reports, software, printouts, access cards, tools, issued equipment and copies of any of the foregoing property.

12.                Any notice in writing required or permitted to be given to the Employee hereunder shall be sufficiently given if served on the Employee personally or mailed by registered mail postage prepaid addressed to the Employee at his last address known to the Employer. Any notice in writing required or permitted to be given to the Employer hereunder shall be given by registered mail postage prepaid addressed to the Employer at the location to which the Employee normally reports to work. Any such notice mailed as aforesaid shall be deemed to have been received on the second business day following the date of mailing. Either party may at any time change his address for service by giving notice to the other party.

13.                Any and all previous agreements, whether oral or in writing, between the parties hereto or made on their behalf relating to the employment of the Employee by the Employer are hereby terminated and cancelled and each of the parties hereto hereby releases and forever discharges the other party hereto of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreement.

14.                This agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of British Columbia.

15.                Schedules "A" and "B" annexed hereto shall be incorporated in and form part of this agreement. This agreement and the schedules hereto may be amended from time to time with the mutual consent of the parties hereto evidenced in writing.

16.                The provisions hereof, where the context so permits, shall enure to the benefit of and be binding upon the heirs, executors, administrators or other legal representatives of the Employee and the successors and assigns of the Employer respectively. When the context so requires or permits the masculine gender should be read as if the feminine were expressed.

                    IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

SIGNED, SEALED AND DELIVERED	)
In the Presence of	)
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l/s
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FRONTEER DEVELOPMENT GROUP INC.

By:

MARK ODEA

By:

SCHEDULE "A"

SUPPLEMENTARY TERMS OF EMPLOYMENT

1.                COMMENCEMENT OF EMPLOYMENT

                    The date of commencement of employment under this Employment Agreement is May 1st,2004.

2.                REMUNERATION

                    Remuneration is $190,000 per annum, payable in equal monthly or semi-monthly instalments in arrears.

3.                TIME OFF IN LIEU OF OVERTIME

                    The Employee shall not be entitled to pay for overtime worked on weekends, statutory holidays or otherwise. In lieu thereof, the Employee shall be entitled to take time off with pay in an equivalent amount to the overtime worked.

4.                VACATIONS

                    Three weeks with pay to be taken concurrent with the Employees Aurora Energy Resources Inc. vacation.

5.                BONUS PLAN

                    The Employee will be entitled to participate in the Bonus Plan as adopted by the Corporation. The terms of the Bonus Plan as it relates to the Employee for as long as the Employee maintains the title of Chief Financial Officer are as follows:

(i)	bonuses will be calculated and distributed once per year based upon the performance of the Corporation relative to its previous year;
(ii)

With payment of any bonus still subject to the discretion of the Board of Directors or the Compensation Committee as required, for every 1.0% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the Employee will receive 1% of his base salary paid to him as a bonus, up to a maximum of 60%. This will be prorated for days employed in a calendar year.

                    The “average weighted annual market capitalization” is defined to be the average of each of the monthly average number of shares outstanding X the monthly average closing price of the Corporation’s common shares on the Toronto Stock Exchange.

6.                CHANGE IN CONTROL PROVISIONS

                    In the event of a takeover event (as defined below “Takeover Event”) the Employee shall be entitled to three (3) year’s pay with such pay to include the value of employee benefits (in total the “Termination Payment”).

                    For purposes hereof, a Takeover Event is defined as an event in which all or substantially all (90% or more) of the assets of the corporation are sold to an arm’s length third party, or at such time when there occurs a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected. Upon such a Takeover Event, the employment of the Employee will terminate and the Employee will be entitled to the Termination Payment unless the Employee is offered and accepts suitable employment with the entity acquiring substantially all of the assets of the Corporation or control of the Corporation or the Employee agrees to remain with the Corporation working with the newly elected slate of directors.

                    In addition, upon a Takeover Event, any and all unvested stock options held by the Employee become vested at such time deemed to occur immediately before the Takeover Event and therefore are available for exercise.

7.                OTHER EMPLOYEE BENEFITS

                    The Employee shall be entitled to participate in any benefit plan implemented from time to time by the Employer.

SCHEDULE "B"

JOB DESCRIPTION

Fronteer Development Group Inc (Fronteer) has requested and Mark O’Dea (O’Dea) has agreed to act as Director, President and C.E.O. of Fronteer. Dr. O’Dea’s business functions, as President of the Company and C.E.O, include strategic planning, business development, operations; liaising with the financial community and shareholders the activities of the Company, and reporting to the Board of Directors.

In consideration of his agreement to so act, Fronteer agrees that O’Dea shall not be liable to Fronteer for any loss with respect to the operation of the business nor for any error in judgment nor for anything which he may do or refrain from doing unless any resulting damage, loss, injury or liability has been caused by the unauthorized criminal activity of O’Dea.

Notwithstanding the termination or expiration of this agreement, Fronteer agrees at all times to indemnify and save harmless O’Dea from and against any action, cause of action, suit, damage, debt, cost , expense or demand whatsoever at law or in equity, which relates in any way to this agreement or its carrying out or attempts to carry out this agreement or in acting in any way on behalf of Fronteer except for claims arising from the unauthorized criminal activity of O’Dea.”